October 9, 2024

VIA EDGAR
==========
David Orlic
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:	Valued Advisers Trust, File Nos. 333-151672; 811-22208

Dear Mr. Orlic,

On September 24, 2024, Valued Advisers Trust (the “Trust” or the “Registrant”) filed a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) with respect to the Summitry Equity Fund (the “Fund”). On October 3, 2024, you provided oral comments to the Proxy Statement. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.

Comment 1. On page 3, under “The Prior Agreement,” please disclose that the date given for the approval of the prior agreement by shareholders is the most recent such date.

Response. The Registrant has revised the disclosure as requested.

Comment 2. On page 6, under “Information Concerning Aspen,” it states that Aspen is wholly owned by Evergreen. Please disclose who controls Evergreen.

Response. The Registrant has revised the disclosure as requested.

Comment 3. In the Section 15(f) disclosure, please disclose the amount or benefit received and by whom with respect to the Transaction.

Response. The Registrant has revised the disclosure as requested.

Comment 4. In “Further Information About Voting And The Special Meeting – Quorum and Required Vote,” it discusses the treatment of broker non-votes. Because there can’t be any broker non-votes, please disclose that if a beneficial owner does not give instructions to their broker, that person’s shares will not be considered present at the meeting for quorum or any other purpose. In addition, please also revise the first sentence regarding abstentions and broker non-votes accordingly.

Response. The Registrant has revised the disclosure as requested.

Comment 5. In the form of proxy card, please put “this proxy is solicited on behalf of the board of trustees” in bold as required by Schedule 14A.

Response. The Registrant has revised the disclosure to be in bold as requested.

* * *

If you have any questions or comments, please contact the undersigned at 404.736.7863. Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Boyle

Tanya L. Boyle